EXHIBIT 21

SUBSIDIARIES OF CONN’S, INC.

Subsidiary	Jurisdiction
Conn Appliances, Inc.	Texas
Conn Credit Corporation, Inc.	Texas
CAIAIR, Inc.	Delaware
CAI Holding Co.	Delaware
CAI Credit Insurance Agency, Inc.	Louisiana
Conn Credit I, LP	Texas
Conn Lending, LLC	Delaware
Conn’s Receivables Funding I GP, LLC	Texas
Conn’s Receivables, LLC	Delaware
Conn’s Receivables Funding I, LP	Texas